Exhibit 99

                               [GRAPHIC OMITTED]
                             Fresenius Medical Care

Investor News                                  Fresenius Medical Care AG
                                               Investor Relations
                                               Else-Kroner-Str. 1
                                               D-61352 Bad Homburg

                                               Contact:
                                               Oliver Maier
                                               ------------
                                               Phone:  + 49 6172 609 2601
                                               Fax:    + 49 6172 609 2301
                                               E-mail: ir-fms@fmc-ag.com

                                               North America:
                                               Heinz Schmidt
                                               -------------
                                               Phone:  + 1 781 402 9000
                                                            Ext.:  4518
                                               Fax:    + 1 781 402 9741
                                               E-mail: ir-fmcna@fmc-ag.com
                                               Internet: http://www.fmc-ag.com

                                               August 15, 2005


    Extraordinary General Meeting of Fresenius Medical Care AG
                   on August 30, 2005; Voting of Fresenius AG

Bad Homburg, Germany - Fresenius Medical Care AG ("the Company") (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS-p), the world's largest provider of Dialysis Products and Services, today reports that it has been informed by Fresenius AG's voting preference at the Extraordinary General Meeting of Fresenius Medical Care AG on the agenda item 1 of the Extraordinary Meeting ("Resolution on the conversion of non-voting bearer preference shares into bearer ordinary shares"). Fresenius AG holds 50.76% of Fresenius Medical Care's ordinary shares and has decided to vote in favor of a countermotion that was submitted on August 12, 2005 by Citadel Equity Fund Ltd., London.

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"On August 12, 2005, Citadel Equity Fund Ltd., London, submitted a countermotion to agenda item 1 of the Extraordinary General Meeting and to the only agenda item of the Separate Meeting of Preference Shareholders - Resolution on the conversion of nonvoting bearer preference shares into bearer ordinary shares. Citadel Equity Fund Ltd. hereby requests all shareholders of Fresenius Medical Care AG to approve the conversion only when the conversion premium will be reduced to (euro) 9.75 per bearer preference share.

Fresenius AG as shareholder of Fresenius Medical Care AG will vote in favor of this countermotion in the Extraordinary General Meeting. The Company owns 50.76% of the ordinary shares of Fresenius Medical Care AG.

The proposed step towards just one share class at Fresenius Medical Care AG was well accepted by the shareholders. This is also reflected in the share price development of Fresenius Medical Care's ordinary and preference shares since the announcement of this measure beginning of May. The conversion of preference shares into ordinary shares is expected to improve trading liquidity of the ordinary shares and Fresenius Medical Care's position in the German stock index
(DAX). In addition, it will increase the company's flexibility to finance future growth. Therefore, this initiative is in the interests of Fresenius Medical Care AG as well as of its preference and ordinary shareholders and accordingly in the interests of Fresenius AG.

The countermotion, however, indicates that the attractiveness of the conversion premium to be paid by the preference shareholders is perceived differently by some shareholders. In order to increase the incentive to the preference shareholders to participate in the conversion, Fresenius AG considers the reduced conversion premium of (euro) 9.75 as proposed in Citadel's countermotion as acceptable. Given the advantages of a single share class, Fresenius AG is convinced that voting in favor of the countermotion is to the benefit of all shareholders of Fresenius Medical Care AG."

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Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,630 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides Dialysis Treatment to approximately 125,900 patients around the globe. Fresenius Medical Care is also the world's leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company's website at www.fmc-ag.com.


This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

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